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November 25, 2019
Michael Swidler TEL: 2124082511 FAX: 2122592511 michael.swidler@bakerbotts.com

VIA EDGAR

Mr. Daniel Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:                             Teekay Offshore Partners L.P.

Schedule 13E-3

Filed October 28, 2019 by Partners Limited, Brookfield Asset Management Inc., Brookfield Private Equity Inc., Brookfield Private Equity Group Holdings LP, BCP GP Limited, Brookfield Capital Partners Ltd., Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) L.P., Brookfield Capital Partners (Bermuda) Ltd., Brookfield TK Acquisition Holdings LP, Brookfield TK Block Acquisition LP, Brookfield TK TOGP LP, Brookfield TK TOLP LP, Brookfield TK Merger Sub LLC, Teekay Offshore GP L.L.C., and Teekay Offshore Partners L.P.

File No. 005-82284

Dear Mr. Duchovny:

On behalf of Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the “Partnership”), based on our discussion with you on Friday, November 22, 2019, we have set forth below an updated response to comment 11 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 14, 2019, with respect to the Schedule 13E-3, File No. 005-82284 (the “Schedule 13E-3”) filed on October 28, 2019 by the Partnership and the other filing persons named therein. For your convenience, the Staff’s comment 11 is repeated below in bold and italics, followed by the updated response of the filing persons.

Please note that all references to page numbers in the updated response are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) or the revised information statement attached as Exhibit (a)(1) thereto (the “Revised Information Statement”), as the case may be, filed on November 22, 2019 by the Partnership and the other filing persons named therein. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Revised Information Statement.

We represent the Partnership. To the extent any response relates to information concerning Partners Limited, Brookfield Asset Management Inc., Brookfield Private Equity Inc., Brookfield Private Equity Group Holdings LP, BCP GP Limited, Brookfield Capital Partners Ltd., Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) L.P., Brookfield Capital Partners (Bermuda) Ltd., Brookfield TK Acquisition Holdings LP, Brookfield TK Block Acquisition LP, Brookfield TK TOGP LP, Brookfield TK TOLP LP, Brookfield TK Merger Sub LLC and Teekay Offshore GP L.L.C., such response is included in this letter based on information provided to the Partnership and us by such other persons or their respective representatives.

Recommendation of the Conflicts Committee and the GP Board, page 67

11.                               On a related note, we note on page 3 of the Schedule 13E-3 and the second page in the cover page and on pages 62, 64 and 68 of the information statement that neither the Conflicts Committee nor the GP Board would consider or considered the terms and conditions of the Unit Alternative in making their fairness determination. Note that all filing persons are required to make a fairness determination with respect to the going private transaction. See Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A. Given that the Unit Alternative is a material term of the transaction, please ensure that the fairness determination disclosure of all filing persons includes consideration of the Unit Alternative as well as the Cash Merger Consideration.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it proposes to revise the disclosure on pages ii, 3, 8, 36 and 38 of the Revised Information Statement as demonstrated in the attachments to this letter.

The Partnership believes that the proposed revisions address the Staff’s concerns regarding whether the filing persons considered the Unit Alternative when making their respective fairness determinations with respect to the going private transaction. The proposed revisions would revise the Revised Information Statement by explicitly disclosing that the Conflicts Committee and the GP Board considered the existence of the Unit Alternative in making their respective determinations, approvals and recommendations with regard to the Merger Agreement and the Merger and concluded that the inclusion of the Unit Alternative in the Merger Agreement would not compromise their respective determinations, approvals or recommendations with regard to the Merger Agreement and the Merger (including, in the case of the GP Board, with respect to the fairness of the transaction to Unaffiliated Unitholders). However, the proposed revisions would also clarify that neither the Conflicts Committee nor the GP Board evaluated or negotiated the terms or conditions of or assigned a value to the Unit Alternative, and neither the Conflicts Committee nor the GP Board have made any recommendation to the Unaffiliated Unitholders with regard to the Unit Election.

In addition, the revised disclosure would explain that each of the Conflicts Committee and the GP Board determined to accommodate Brookfield’s request to include the Unit Alternative in the Merger Agreement because (i) as an option, the Unit Alternative did not compromise their respective determinations, approvals or recommendations with regard to the Merger Agreement and the Merger (including, in the case of the GP Board, with respect to the fairness of the transaction to Unaffiliated Unitholders) and (ii) they determined not to deny Unaffiliated Unitholders an option to continue to hold an interest in the Partnership following privatization. Collectively, the proposed revisions should provide sufficient assurance to Unaffiliated Unitholders that each of the Conflicts Committee and the GP Board considered the existence of the Unit Alternative when making their respective determinations, approvals and recommendations with regard to the Merger Agreement and the Merger (including, in the case of the GP Board, with respect to the fairness of the transaction to Unaffiliated Unitholders).

For the foregoing reasons, the Partnership respectfully submits that the proposed revisions to the Revised Information Statement address the Staff’s concerns regarding Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A with respect to the consideration of the Unit Alternative in the filing persons’ fairness determination disclosure.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Partnership’s filings, please do not hesitate to contact the undersigned at (212) 408-2511.

Respectfully,

Michael Swidler, Esq.

cc:                                Lyndsay Hatlelid
Brookfield Asset Management

Edith Robinson

Duncan Donaldson

Teekay Offshore Partners L.P.

Mike Rosenwasser, Esq.
Baker Botts, L.L.P.

Matt Pacey, P.C.
Douglas E. Bacon, P.C.
Kirkland & Ellis LLP